

May 14, 2013

Via E-mail
Mr. Jonathan A. Graf
Executive Vice President, Chief Financial Officer
American Campus Communities, Inc.
12700 Hill Country Boulevard
Suite T-200
Austin, TX 78738

> **Re:** **American Campus Communities, Inc.**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-32265**

Dear Mr. Graf:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Development, page 2

1.	We note that your real estate portfolio includes undeveloped land parcels based on your disclosure on page F-48. In future Exchange Act periodic reports, to the extent your undeveloped land portfolio is material, please include a discussion of the amount of development such land could support.

Item 7. Management's Discussion and Analysis of Financial Condition . . .

ATM Equity Programs, page 40

2.	We note your disclosures regarding your at-the-market share offering programs. In future Exchange Act periodic reports, please expand your disclosure to identify the amount remaining in each program and the use of the proceeds received in connection with these programs.

Liquidity and Capital Resources

Recurring Capital Expenditures, page 41

3.   We note that you disclose recurring capital expenditures by year. In future filings please include additional analysis of your capital expenditures by breaking down total capital expenditures between new development, redevelopment/renovations and other capital expenditures by year. The total of these expenditures should reconcile to the cash flow statement. In addition please provide a narrative discussion for fluctuations from year to year and expectations for the future.

4.   We also note that you capitalize soft costs such as interest, payroll and other G&A expenses. In future filings please disclose the amount of these soft costs capitalized below the table that breaks down total capital expenditures between new development, redevelopment and other capital expenditures. Please provide a narrative discussion for fluctuations from year to year.

Signatures, page 55

5.   Please advise us whether the controller or principal accounting officer signed the Form 10-K. Please refer to General Instruction D(2)(a) to Form 10-K.

Consolidated Statements of Comprehensive Income, page F-6

6.   We note that you have included distributions declared per common share on the face of your Consolidated Statements of Comprehensive Income. Please tell us how your disclosure complies with the guidance in FASB ASC 260-10-45-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein, Staff Attorney, at (202) 551-3789 or Tom Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel Gordon
Branch Chief